EXHIBIT 12.1
Federal Home Loan Bank of Des Moines
Computation of Earnings to Fixed Charges
(numbers in millions)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before assessments	$724	$148	$135	$122	$124
Fixed charges	1,076	524	421	422	536
Total earnings	1,800	672	556	544	660

Fixed Charges:
Interest expense	1,075	523	420	421	535
1/3 of net rental expense[1]	1	1	1	1	1
Total fixed charges	$1,076	$524	$421	$422	$536

Ratio of earnings to fixed charges	1.67	1.28	1.32	1.29	1.23

1    Represents an estimated interest factor.